FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2003

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release, Dated September 8, 2003,

2.

News Release, Dated September 17, 2003,

3.

Interim Financial Statements for the Period Ended July 31, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: October 2, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

October 2, 2003

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

R. Stuart Angus, Fasken Martineau DuMoulin LLP

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

September 8, 2003	Trading Symbols: TSX Venture – MNP
OTC\BB-MDSEF
Web Site: www.madison-enterprises.com

PHASE ONE DRILLING PROGRAM COMPLETED ON THE LEWIS PROPERTY

Madison Enterprises Corp. (“Madison”) is pleased to report that it has completed the initial phase of its 2003 drilling program at its Lewis Property in Lander County, Nevada. The Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of Newmont Mining Corporation’s Phoenix-Fortitude Property.

The objective of the drill program was twofold:

1.

to follow up on Madison’s previous drilling (which returned up to 105 feet grading 0.51 oz/ton Au in hole MAD-05); and

2.

to evaluate the geological character and structures of the targets identified in the recent TITAN MT-IP geophysical survey carried out on Madison’s behalf by Quantec Geoscience (see Madison’s July 15, 2003 news release for more details).

A total of 7,000 feet of drilling in four holes was completed, 2,000 feet more than originally planned due to favourable geology and mineralization.  This drilling was comprised of 4,865 feet of reverse circulation drilling and 2,135 feet of core drilling.  All four holes intersected favourable geology; numerous structural zones; various styles and degrees of alteration; varying amounts of sulphide mineralization; and multiple phases of variably altered mineralized intrusive units at depths below previous drilling.  The deepest hole ended at a depth of 2,150 feet.

The program has provided further confirmation of the Lewis Property’s geologic similarities with the adjacent Phoenix-Fortitude Property (see Madison’s December 9, 2002 news release for more details and a project map).  Analytical results for all of the reverse circulation drilling and approximately half of the core drilling will be available shortly and will be released as Madison receives them.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

________________________________

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

September 17, 2003	Trading Symbols: TSX Venture – MNP
OTC\BB-MDSEF
Web Site: www.madison-enterprises.com

EXPLORATION UPDATE

Madison Enterprises Corp. (“Madison”) is pleased to announce results from recently completed exploration at its Lewis Property in Lander County, Nevada.  The Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of Newmont Mining Corporation’s Phoenix-Fortitude Property.  Exploration to date has outlined a virtually identical geological environment to that underlying the Phoenix-Fortitude Property.  Current mineable reserves at the Phoenix-Fortitude Property, as reported by Newmont in its 2002 Information Handbook (which can be found on Newmont’s website at www.newmont.com), are 174 million tons grading 0.034 oz/t gold, assuming a gold price of US$250 per ounce.

Madison’s most recent phase of exploration on the Lewis Property consisted of drilling four holes totaling 7,000 feet, the primary objective of which was to test at depth the Virgin Structural Zone identified by Madison’s previous TITAN™ MT-IP geophysical surveying, geochemical sampling and drilling. This zone acts as a major ore-bearing host and mineralization conduit to the favourable calcareous Antler Peak Sequence (which includes the Battle Formation) on both the Lewis and the adjacent Phoenix-Fortitude Property.

The Virgin Structural Zone has now been successfully tested by seventeen drill holes along a minimum strike extent of 1,000 feet and to a down-dip distance of 1,250 feet from surface at Section 291N.  Extensions north, south and at depth remain open to expansion.  Although the structure continues down-dip as expected, grade appears to decrease with depth as shown on the following table:

Hole #	Azimuth/Dip	From	To	Interval	Au(oz/t)
MAD-05	090—/-75	175	280	105	0.512
MAD-13	095—/-70	770	785	15	0.137
MAD-11	090—/-70	1,170	1,185	15	0.027

The secondary objective of the program was to test the sub-horizontal, stratigraphically controlled zone of mineralization lying within and at the contact of the Battle Formation identified by previous drilling and similar to mineralization mined on the adjacent Phoenix-Fortitude Property.  Values of up to 0.107 oz/ton gold over 65 feet have been returned from this zone in previous drilling.  This sub-horizontal, stratigraphic mineralized zone has been identified in 30 of a total of 33 drill holes within an area measuring 1,000 feet by 600 feet.  The average thickness of the mineralized intervals encountered in these holes is 55 feet with an average weighted grade of 0.057 oz/t gold.  The zone remains open to expansion in all directions.

Drilling indicates that there is a dramatic increase in both gold grade and interval thickness where this flat-lying zone intersects with the steeply-dipping Virgin Structural Zone.  Examples of this effect are shown in the following table:

Hole #	Azimuth/Dip	From	To	Interval	Au(oz/t)
MAD-05	090—/-75	175	280	105	0.512
UTX-1	- / vert	435	580	145	0.183
	incl.	525	580	55	0.385
UTX-2	- / vert	515	570	55	0.108
FWL-11	- / vert	210	365	155	0.242
	incl.	300	325	25	0.872
FWL-34	- / vert	350	400	50	0.135
FWL-43	- / vert	370	490	120	0.269
	incl.	470	490	20	1.354

Madison’s next phase of drilling, comprised of 8,000 to 10,000 feet of reverse circulation drilling, will start immediately and will evaluate the upper portion of the Virgin Structural Zone and the lateral extent of the sub-horizontal stratagraphic zone as well as the projected intersections of these two mineralized zones.  A number of the proposed holes (see attached plan) are also designed to intersect the sub-horizontal, stratigraphic mineralized horizon beyond the area previously tested.  The objective of the next phases of drilling will be to allow Madison to carry out preliminary resource estimates for the two zones.

The results from the recently completed phase of drilling are similar to grades and mineralized intervals previously mined at portions of the adjacent Phoenix-Fortitude Property and are set out in the following table:

Section	Hole #	Azimuth/Dip	From	To	Interval	Au(oz/t)

296N	MAD-10	090—/-70	85	110	25	0.021
			340	365	25	0.047
			540	555	15	0.017
			1,205	1,210	5	0.037

291N	MAD-11	090—/-70	260	275	15	0.021
			555	585	30	0.038
			1,170	1,185	15	0.027

296N	MAD-12	090—/-80	135	140	5	0.016
			600	605	5	0.066
			860	865	5	0.020

291N	MAD-13	095—/-70	385	505	120	0.018
		incl.	445	460	15	0.039
			480	485	5	0.039
			500	505	5	0.039
			625	635	10	0.040
			770	785	15	0.137
			815	835	20	0.030

Drill holes MAD-11 and MAD-13 are located on Section 291N, approximately 600-700 feet north of the Madison-Newmont property boundary, with holes MAD-10 and MAD-12 located 500 feet further north on Section 296N (see attached plan map).

Assays were completed by ALS-Chemex of North Vancouver.  Madison’s work was supervised by G.F. McArthur, P.Geo. who verified the foregoing.

In addition to its work in Nevada, Madison has continued to carry out exploration at its Mt. Kare gold property in Papua New Guinea.  Work carried out this year includes additional geological mapping, data interpretation and trenching in preparation for IP geophysical surveying to be carried out later in 2003.  All of the current work is designed to refine drill targets for Madison’s upcoming drill program scheduled for early 2004.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

301N
296N
291N
286N
P
12
10
11
13
1
2
3
4
5
6
7
8
9
Copper Canyon Structural Zone
Lewis Property
Newmont Property
Fortitude Mine Dump
Virgin Structural Zone
FWL 12
Fortitude Pit
N
Legend
Madison Drill Holes
2003 Drill Hole
Proposed Drill Hole
2002 Drill Hole
Pre 2002 Drill Holes
UTX Drill Hole
BVD & FWL Drill Hole
Fault/Structure
0
1000
Feet
Madison Enterprises Corp.
Lewis Property
Battle Mountain District
Lander County, Nevada, U.S.A.
Drill Hole Location Map
Date: Nov. 25, 2002
Scale: as shown
File: Nov25pr.dwg
Rev: Sept. 16, 2003
Author: DST
Rev No: DS06
LAKEHEAD GEOLOGICAL SERVICES INC./CADDBERTA MAPPING

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Madison Enterprises Corp.	July 31, 2003	2003/09/25
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.madison-enterprises.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2003/09/25
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2003/09/25

MADISON ENTERPRISES CORP.

QUARTERLY REPORT

JULY 31, 2003

(Unaudited – Prepared by Management)

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Balance Sheets

As at

(expressed in Canadian dollars)

	July 31, 2003 $ (unaudited)	October 31, 2002 $
ASSETS

Current Assets:
Cash and cash equivalents	959,869	262,096
Marketable securities	-	7,987
Account receivable	230,454	64,457
Prepaid expenses and deposits	3,857	33,857
	1,194,180	368,397

Resource properties and deferred costs	42,557,725	41,128,775
Deferred financing charges	-	29,279
Fixed assets	45,149	60,103
	43,797,054	41,586,554
LIABILITIES

Current Liabilities:
Accounts payable and accrued liabilities	110,395	124,397

Shareholders’ Equity

Capital Stock
Authorized
300,000,000 common shares without par value

Issued
72,151,811 (55,676,585 – October 31, 2002) common shares	55,500,915	52,787,448
Stock options	188,984	30,131
Share purchase warrants	-	1,167,167
Contributed surplus	1,167,167	-

Deficit	(13,170,407)	(12,522,589)
	43,686,659	41,462,157
	43,797,054	41,586,554

Nature of operations and going concern (note 1)

Subsequent events (note 9)

Approved by the Board   “Chet Idziszek”    Director                              “James G. Stewart”     Director

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

For the periods ended

(expressed in Canadian dollars, unaudited)

	Three Months Ended July 31, 2003 $	Three Months Ended July 31, 2002 $	Nine Months Ended July 31, 2003 $	Nine Months Ended July 31, 2002 $

General and administrative expenses:
Audit and accounting	519	318	5,019	17,467
Bank charges	444	330	1,146	929
Depreciation	3,657	4,908	14,954	14,555
Filing fees	851	2,990	29,918	13,797
Insurance	-	-	3,725	-
Legal	13,198	5,280	61,020	27,784
Office and rent	70,271	67,965	208,730	217,563
Office cost reimbursement	(43,679)	(49,125)	(127,589)	(105,517)
Property exam	-	-	-	1,761
Public relations	21,417	22,109	69,204	68,141
Shareholder information	455	2,976	8,143	7,072
Stock-based compensation	-	30,131	158,853	30,131
Transfer agent’s fees	1,327	1,380	9,139	7,037
Travel	3,839	1,951	17,827	16,056
Wages	52,841	81,711	209,717	240,214
	125,140	172,924	669,806	556,990

Other:
Interest earned	(11,767)	(4,204)	(25,204)	(13,596)
Loss on settlement of accounts receivable	-	-	-	6,825
Loss on sale of marketable securities	15,774	-	15,774	-
Foreign exchange (gain) loss	(5,234)	(4,883)	(12,558)	6,632
	(1,227)	(9,087)	(21,988)	(139)

Loss for the period	(123,913)	(163,837)	(647,818)	(556,851)

Deficit - Beginning of period	(13,046,494)	(12,237,608)	(12,522,589)	(11,844,594)

Deficit - End of period	(13,170,407)	(12,401,445)	(13,170,407)	(12,401,445)

Net loss per share	(0.00)	(0.00)	(0.01)	(0.01)

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended

(expressed in Canadian dollars, unaudited)

	Three Months Ended July 31, 2003 $	Three Months Ended July 31, 2002 $	Nine Months Ended July 31, 2003 $	Nine Months Ended July 31, 2002 $
Cash flows from operating activities:

Loss for the period	(123,913)	(163,837)	(647,818)	(556,851)
Items not involving cash
Depreciation	3,657	4,908	14,954	14,555
Loss on settlement of accounts receivable	-	-	-	6,825
Loss on sale of marketable securities	15,774	-	15,774	-
Stock-based compensation	-	30,131	158,853	30,131
Change in non-cash working capital items relating to operating activities
Prepaid expenses and deposits	4,285	12,857	30,000	17,143
Receivables	(43,484)	(11,944)	(194,996)	(109,519)
Accounts payable and accrued liabilities	(21,343)	(2,825)	(15,465)	(12,532)
	(165,024)	(130,710)	(638,698)	(610,248)
Cash flows from financing activities:
Capital stock issued for cash	-	-	2,702,796	807,468

Cash flows from investing activities:
Purchase of fixed assets	-	-	-	(298)
Proceeds from sale of marketable securities	21,212	-	21,212	-
Deferred financing charges	-	(17,454)	-	(17,454)
Expenditures on exploration properties	(565,071)	(379,304)	(1,387,537)	(656,127)
	(543,859)	(396,758)	(1,366,325)	(673,879)
(Decrease) increase in cash and cash equivalents	(708,883)	(527,468)	697,773	(476,659)

Cash and cash equivalents - Beginning of period	1,668,752	1,178,369	262,096	1,127,560

Cash and cash equivalents - End of period	959,869	650,901	959,869	650,901
Supplemental Cash Flow Information (note 6)

1.

Nature of Operations and Going Concern

The Company is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At July 31, 2003, the Company had working capital of $1,083,785, which management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

2.

Interim Unaudited Consolidated Financial Statements

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002.

3.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

Resource Properties and Deferred Costs

	Mt. Kare, Papua New Guinea $	Lewis Property, Nevada $	Totals $

Balance, October 31, 2002	40,729,224	399,551	41,128,775

Acquisition	-	36,886	36,886
Assays	11,330	49,128	60,458
Camp/Office	36,081	409	36,490
Communications	19,081	63	19,144
Community Relations	19,547	-	19,547
Compensation Payments	16,556	-	16,556
Contractors- Computers/Drafting	-	3,020	3,020
Contractors-Geophysics	-	119,797	119,797
Contractors-Other	-	10,715	10,715
Contractors-Surveying	-	21,531	21,531
Drilling	-	168,204	168,204
Evaluation of Alluvial Resource	1,937	-	1,937
Food Supplies and Catering	35,440	-	35,440
Fuel Supplies	32,701	-	32,701
Geologic Staff	125,618	190,711	316,329
Geological Supplies/ Equipment	-	203	203
Helicopter	128,939	-	128,939
Land & Legal	42,034	65,138	107,172
Lawyer Fees	9,597	17,361	26,958
Licence Fees	12,526	-	12,526
Local Labour-Food Rations	1,430	-	1,430
Local Labour-Wages	20,460	-	20,460
Outside Contractors- Community Relations	136,069	-	136,069
Port Moresby Office	20,050	-	20,050
Technical Reports, Printing/ Copying	-	3,553	3,553
Travel & Accommodation	45,328	27,507	72,835
	714,724	714,226	1,428,950

Balance, July 31, 2003	41,443,948	1,113,777	42,557,725

On December 31, 2002, the Company had completed the initial on-site exploration expenditures of US$250,000 on the Lewis Property.  On January 1, 2003, as the Company is continuing with the Lewis Property option agreement, the Company became committed to incur US$150,000 in on-site exploration expenditures before December 31, 2003.  This amount must be paid regardless of any termination of the Lewis Agreement.

5.

Capital Stock

The Company’s authorized share capital consists of 300,000,000 common shares without par value.

	Number of Shares	Amount $

Balance, October 31, 2002	55,676,585	52,787,448
Compensation (a)	160,260	28,125
Exercise of Stock Options	138,000	21,700
Exercise of Warrants	1,009,500	126,150
Private Placement (b)	4,163,466	539,181
Private Placement (c)	11,004,000	1,998,311
Balance, July 31, 2003	72,151,811	55,500,915

a)

During the period ended July 31, 2003, the Company issued a total of 160,260 common shares, valued at $28,125, to the president of the Company as compensation for a reduction in remuneration.

b)

On November 5, 2002, the Company closed a brokered private placement of 4,003,333 units at a price of $0.15 per unit to generate proceeds of $539,181 (net of $24,020 in commission and $37,299 in issuance costs).  Each unit consists of one common share and one-half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.18 per share until November 5, 2003, and at a price of $0.20 per share thereafter until November 5, 2004.  The agent received a commission of 8% of the gross proceeds, paid half in cash ($24,020) and half in units (160,133 units), and a broker’s warrant entitling the purchase of up to 600,500 shares of the Company at a price of $0.18 per share until November 5, 2003 and at a price of $0.20 per share thereafter until November 5, 2004.

c)

On February 24, 2003, the Company closed a brokered private placement of 10,900,000 units and a non-brokered private placement of 100,000 units at a price of $0.20 per unit, to generate proceeds of $1,998,311 (net of $174,000 in commission and $27,289 in issuance costs).  Each unit consists of one common share and one half warrant, every full warrant entitling the purchase of an additional common share at a price of $0.25 per share until February 24, 2004.  The agent received a cash fee of $174,000, 4,000 units with the same terms as above and 1,650,000 broker’s warrants exercisable into common shares at $0.25 per share until February 24, 2004.

d)

During the nine months ended July 31, 2003, the Company granted stock options entitling the purchase of up to 2,668,420 common shares at $0.20 per share up to and including May 21, 2007.

The Company has recorded stock-based compensation expense for the estimated value of $158,853, for options granted to consultants.  The Company has not adopted the fair value method of accounting for options granted to employees and directors.

The pro-forma effect on loss and loss per share for the period ended July 31, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

           $

Net loss for the period

     Reported

647,818

     Pro-forma

901,338

Basic and diluted net loss per share

     Reported

       0.01

     Pro-forma

       0.01

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Method with the following assumptions:

Risk-free interest rate

                4.22%

Expected dividend yield

                        -

Expected stock price volatility

                 102%

Expected option life in years

                       5

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

e)

During the nine months ended July 31, 2003, the Company increased its authorized share capital from 100,000,000 common shares without par value to 300,000,000 common shares without par value.

6.

Related Party Transactions

a)

The Company incurred the following expenses with directors and a company related by way of directors in common during the nine months ended July 31, 2003, and

      2002:

	2003 $	2002 $

Legal fees	49,800	18,783
Exploration management and other expenditures on resource assets	27,224	50,774
Share issue costs charged to capital stock	22,844	14,163
Legal fees charged to deferred financing costs	-	10,454

b)

As at July 31, 2003, account payable and accrued liabilities include $14,389 (October 31, 2002 - $36,356) due to officers of the Company and companies related by way of directors in common.

c)

During the nine months ended July 31, 2003, the Company recorded reimbursements of $127,589  (2002 - $105,517) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)

During the nine months ended July 31, 2003, the Company funded some general and administrative expenses for companies related by way of directors in common.  At July 31, 2003, accounts receivable include $218,251 (October 31, 2002 - $53,516) due from these related companies.

Refer also to note 5 a) and 9.

7.

Supplemental Cash Flow Information

During the period ended July 31, 2003, the Company conducted the following non-cash transactions:

a)  issued 160,260 common shares, valued at $28,125 to certain employees and consultants as compensation for a reduction in remuneration.

b)  Transferred $1,167,167 to contributed surplus when warrants to purchase 3,175,000 shares of the Company expired unexercised on November 17, 2002.

c) Received marketable securities with a market value of $28,999 in settlement of accounts receivable.

8.

Segmented Information

The Company has one operating segment, the exploration and development of mineral properties located principally in Papua New Guinea and the United States.  All fixed assets are held in Canada.

9.

Subsequent Events

The Company issued a total of 78,125 common shares, valued at $9,375, to the president of the Company as compensation for a reduction in remuneration.

SCHEDULE B

SUPPLEMENTARY INFORMATION

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JULY 31, 2003

1.

(a)   Deferred costs:

See Schedule A – Notes to Interim Financial Statements, Note 4. “Resource properties and deferred costs”

(b)   Breakdown of Office and Rent costs:

Office	$86,725
Rent	122,005
$208,730

(c)   Breakdown of Public Relations costs:

Expenses	$8,004
Investor relations consultants	59,200
Internet	2,000
$69,204

2.

Expenditures made to non-arm’s length parties:

See Schedule A – Notes to Interim Financial Statements, Note 6.

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JULY 31, 2003

3.

(a)   Securities issued during the period:

        See Schedule A – Notes to Interim Financial Statements, Note 5 and:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Net Proceeds	Type of Consideration

05-Nov-02	Units	Private Placement	4,163,466	$0.15	$539,181	Cash
28-Nov-02	Common shares	Compensation shares	62,500	$0.15	$9,375	See note 5 a)
08-Jan-03	Common shares	Exercise option	46,000	$0.15	$6,900	Cash
13-Jan-03	Common shares	Exercise warrants	500,000	$0.12	$60,000	Cash
14-Jan-03	Common shares	Exercise warrants	250,000	$0.14	$35,000	Cash
30-Jan-03	Common shares	Compensation shares	42,613	$0.22	$9,375	See note 5 a)
03-Feb-03	Common shares	Exercise warrants	100,000	$0.12	$12,000	Cash
06-Feb-03	Common shares	Exercise warrants	100,000	$0.12	$12,000	Cash
07-Feb-03	Common shares	Exercise warrants	20,000	$0.12	$2,400	Cash
13-Feb-03	Common shares	Exercise option	42,000	$0.15	$6,300	Cash
24-Feb-03	Units	Private placement	11,004,000	$0.20	$1,998,311	Cash
24-Feb-03	Common shares	Exercise warrants	10,000	$0.12	$1,200	Cash
26-Feb-03	Common shares	Exercise option	50,000	$0.17	$8,500	Cash
11-Mar-03	Common shares	Exercise warrants	10,000	$0.12	$1,200	Cash
25-Mar-03	Common shares	Exercise warrants	500	$0.14	$70	Cash
25-Mar-03	Common shares	Exercise warrants	19,000	$0.12	$2,280	Cash
21-May-03	Common shares	Compensation shares	55,147	$0.17	$9,375	See note 5 a)

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JULY 31, 2003

(b)   Options granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

30-Dec-02	150,000	Director	Abdullah Basodan	$0.20	30-Dec-07
30-Dec-02	427,000	Director	Chet Idziszek	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Donald Kohls	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Catherine McLeod- Seltzer	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Robert Sibthorpe	$0.20	30-Dec-07
30-Dec-02	325,000	Director	James G. Stewart	$0.20	30-Dec-07
30-Dec-02	575,000	Consultant	Jeff Cocks	$0.20	30-Dec-07
30-Dec-02	150,000	Consultant	Nell Dragovan	$0.20	30-Dec-07
30-Dec-02	100,000	Consultant	Max Fugman	$0.20	30-Dec-07
30-Dec-02	61,920	Consultant	David Scott	$0.20	30-Dec-07
30-Dec-02	100,000	Consultant	David Mallo	$0.20	30-Dec-07
30-Dec-02	41,000	Consultant	Douglas Turnbull	$0.20	30-Dec-07
30-Dec-02	48,000	Employee	Naomi Corrigan	$0.20	30-Dec-07
30-Dec-02	47,500	Employee	Roswitha Davidson	$0.20	30-Dec-07
30-Dec-02	55,000	Employee	Elizabeth Anderson	$0.20	30-Dec-07
30-Dec-02	45,000	Employee	Elvie Valenzuela	$0.20	30-Dec-07
30-Dec-02	48,000	Employee	Sandra Hjerpe	$0.20	30-Dec-07
30-Dec-02	45,000	Employee	Graham Pople	$0.20	30-Dec-07

4.      (a)   Authorized and issued share capital at July 31, 2003

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	300,000,000	72,151,811	$55,500,915

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED JULY 31, 2003

(b)   Summary of options and warrants outstanding at July 31, 2003

Security	Number or Amount	Exercise or convertible price	Expiry Date
Options	2,625,580	$0.17	March 6, 2006
Options	552,000	$0.15	May 21, 2007
Options	2,668,420	$0.20	December 30, 2007
Warrants	3,300,000	$0.12	September 21, 2003
Agent Warrants	841,000	$0.12	September 21, 2003
Warrants	100,000	$0.14	September 21, 2003
Agent Warrants	9,500	$0.14	September 21, 2003
Warrants	2,001,666	$0.18 $0.20	November 5, 2003 November 5, 2004
Agents Warrants	680,566	$0.18 $0.20	November 5, 2003 November 5, 2004
Warrants	5,500,000	$0.25	February 24, 2004
Agent Warrants	1,652,000	$0.25	February 24, 2004

(c)   Share in escrow or subject to a pooling agreement as at July 31, 2003

Number of Shares
Escrow	NIL

5.

List of Directors and Officers as at September 25, 2003

Name	Position

Chet Idziszek	Director, President, Chairman & C.E.O.
James Stewart	Director, Secretary
Dr. Abdullah Basodan	Director
Donald Kohls	Director
Nell Dragovan	Director
Robert Sibthorpe	Director

SCHEDULE C

MANAGEMENT DISCUSSION

MADISON ENTERPRISES CORP.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE NINE MONTHS AND QUARTER ENDED JULY 31, 2003

During the nine months ended July 31, 2003, the Company continued exploration at its Lewis Property in Nevada and carried out brokered private placements which generated gross proceeds of $2,780,500.  The first placement consisted of 4,003,333 Units at a price of $0.15 per Unit to generate gross proceeds of $600,500.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.18 until November 5, 2003 and thereafter at a price of $0.20 until November 5, 2004.  The second placement consisted of 10,900,000 Units at a price of $0.20 per Unit to generate gross proceeds of $2,180,000 and a non-brokered private placement of 100,000 Units at a price of $0.20 per Unit to generate gross proceeds of $20,000.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.25 until February 24, 2004.

The proceeds from these placements have been and will be used to fund exploration on the Company's Mt. Kare gold property in Papua New Guinea and the Lewis Property in Nevada.

OPERATIONS AND FINANCIAL CONDITION

At July 31, 2003, the Company had total assets of $43,797,054 as compared with $41,586,554 at October 31, 2002.  This increase is due to the sale of share capital.  Working capital at July 31, 2003 increased to $1,083,785 from working capital of $244,000 at October 31, 2002.   The Company's largest cash outflow in the three and nine month periods ended July 31, 2003 was as a result of exploration expenditures of $565,071 and $1,387,537, respectively.  During the three and nine month periods ended July 31, 2002, the Company’s largest cash outflow resulted from exploration expenditures of $379,304 and $656,127, respectively.

During the three and nine month periods ended July 31, 2003, the Company recorded interest income of $11,767 and $25,204, respectively, foreign exchange gains of $5,234 and $12,558, respectively, and a loss on the sale of marketable securities of $15,774.  During the three and nine month periods ended July 31, 2002, the Company recorded interest income of $4,204 and $13,596, respectively, a foreign exchange gain of $4,883 and a foreign exchange loss of $6,632, respectively and a loss on settlement of accounts receivable of $6,825.

Expenses for the three month period ended July 31, 2003 were $125,140, down from $172,924 for the three month period ended July 31, 2002 due principally to decreased wages and stock based compensation.  During the three month period ended July 31, 2003, the Company incurred expenses of $66,005 with parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $13,008 and office costs incurred on behalf of companies with directors in common totalling $52,997 pursuant to cost sharing arrangements with such companies. During the three month period ended July 31, 2002, the Company incurred expenses of $65,694 with parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $38,835 and office costs incurred on behalf of companies with directors in common totalling $26,859 pursuant to cost sharing arrangements with such companies.  The net loss for the three month period ended July 31, 2003 was $123,913 or $0.00 per share as compared with a net loss for the three month period ended July 31, 2002 of $163,837 or $0.00 per share.

Expenses for the nine month period ended July 31, 2003 were $669,806, up from $556,990 for the nine month period ended July 31, 2002 due principally to stock-based compensation of $158,853 in the form of incentive stock options issued to consultants.   During the nine month period ended July 31, 2003, the Company incurred expenses of $264,603 with parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $99,868 and office costs incurred on behalf of companies with directors in common totalling $164,735 pursuant to cost sharing arrangements with such companies.   During the nine month period ended July 31, 2002, the Company incurred expenses of $195,668 with parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $94,174 and office costs incurred on behalf of companies with directors in common totalling $101,494 pursuant to cost sharing arrangements with such companies. The net loss for the nine month period ended July 31, 2003 was $647,818 or $0.01 per share as compared with a net loss for the nine month period July 31, 2002 of $556,851 or $0.01 per share.

CAPITAL STOCK

During the three month period ended July 31, 2003, the Company issued a total of 160,260 common shares, valued at $28,125, to the President of the Company as compensation for a reduction in cash remuneration.

In addition, during the nine month period ended July 31, 2003, the Company carried out a brokered private placement of 10,900,000 Units at a price of $0.20 per Unit to generate gross proceeds of $2,180,000 and a non-brokered private placement of 100,000 Units at a price of $0.20 per Unit to generate gross proceeds of $20,000.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.25 until February 24, 2004.  Canaccord Capital Corp. (“Canaccord”) assisted the Company in arranging the private placement and, in consideration thereof, the Company paid Canaccord a commission and a finder’s fee of 8% of the gross and issued to Canaccord 4,000 units and 1,650,000 brokers warrants also exercisable at a price of $0.25 per share until February 24, 2004.  During the same period, the Company also carried out a brokered private placement of 4,003,333 Units at a price of $0.15 per Unit to generate gross proceeds of $600,500.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.18 until November 5, 2003 and thereafter at a price of $0.20 until November 5, 2004.  Canaccord Capital Corp. (“Canaccord”) assisted the Company in arranging the private placement and, in consideration thereof, the Company paid Canaccord a commission of 8% of the gross proceeds, payable half in cash and half in units, and issued to Canaccord 600,500 brokers warrants.  In addition, the Company issued 105,113 shares having a deemed value of $18,750 as compensation for its chief executive officer.

During the three month period ended July 31, 2002, the Company did not issue any securities.  During the nine month period ended July 31, 2002, the Company issued 8,700,000 Units at a price of $0.10 per Unit to generate proceeds of $870,000.  Each Unit consists of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.12 as to 8,000,000 units and at a price of $0.14 as to 700,000 units, in both cases until September 21, 2003.  In connection with this placement, the Company paid a finder’s fee of 8% of the gross proceeds payable half in cash and half in units ($32,000 and 320,000 units) and issued brokers warrants entitling the purchase of up to 900,000 shares at a price of $0.12 and 10,000 shares at a price of $0.14 per share, in both cases until September 21, 2003.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management of the Company regularly reviews the net carrying value of the Company’s interest in each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis.  Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.  Where estimates of future net cash flows are not available and where other conditions such as the exploration results incurred by the Company and others suggest impairment, management assesses if carrying value can be recovered.

At July 31, 2003, the Company had working capital of $1,083,785, which management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its mineral exploration properties.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees.  These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.